Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

VIA EDGAR

August 17, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Concord Medical Services Holdings Ltd

Responses to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 19, 2023

File No. 001-34563

Ladies and Gentlemen,

On behalf of Concord Medical Services Holdings Ltd (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated August 11, 2023 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2022 filed on April 19, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Response Letter dated July 14, 2023

General

1.             We note your proposed disclosure in response to comment 4, including that "in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, we (1) are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), (2) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (3) have not been requested to obtain such permissions by any PRC authority." Please revise to clarify whether you relied upon an opinion of counsel with respect to your proposed disclosure that you are not required to obtain permissions from the CSRC and are not required to complete a cybersecurity review by the CAC.

RESPONSE: In response to the Staff’s comment, the Company intends to revise the proposed disclosures in the response to the Company’s response letter dated July 14, 2023 (marked by underlines) and undertakes to supplement the disclosure in the following manner (to the extent applicable by the relevant time) in future filings.

August 17, 2023

ITEM 3. KEY INFORMATION

PRC Regulatory Risks and Requirements

We face various legal and operational risks and uncertainties related to doing business in China as we conduct substantially all of our operations in China through our PRC subsidiaries. We are subject to complex and evolving laws and regulations in China. We and our PRC subsidiaries are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we and our PRC subsidiaries have obtained the requisite licenses, permits and approvals from the PRC government authorities that are material for our business operations, including, among others, medical institution practicing licenses, large medical equipment procurement licenses, radiotherapy permits and radiation safety permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. We cannot assure you that we or our PRC subsidiaries will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or our PRC subsidiaries may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite licenses, permits or approvals applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We conduct our business in a heavily regulated industry.”

Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we (1) are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), (2) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (3) have not been requested to obtain such permissions by any PRC authority.

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with little advance notice. For example, we face risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

August 17, 2023

On December 28, 2021, the CAC and various other PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Review Measures”), which became effective on February 15, 2022. Pursuant to the Review Measures, “critical information infrastructure operators” who purchase network products and services that affect or may affect national security shall be subject to a cybersecurity review, and any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC government authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. In addition, as of the date of this annual report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC, nor have we been involved in any investigations on cybersecurity review made by the CAC. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on NYSE prior to March 31, 2023, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we are not required to make immediate filing with the CSRC in connection with our listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. As the Overseas Listing Trial Measures was newly published, and there is uncertainty with respect to the filing requirements and implementation, we cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities.

August 17, 2023

If you have any further questions, please contact the undersigned by telephone at 86-10 6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Boxun Zhang, Chief Financial Officer